Media release

Andreas Bantel is new spokesperson

Pfäffikon SZ, May 16, 2006 – The Unaxis communications team is complete again. The new spokesperson is Andreas Bantel. His deputy is Manfred W. Winkler, who also started in this function at the beginning of this week.

Members of the press can contact the communications department at the following addresses:

Unaxis Management AG
Corporate Communications
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media.relations@unaxis.com
investor.relations@unaxis.com

E-Mail Andreas Bantel:
andreas.bantel@unaxis.com

E-Mail Manfred Winkler:
manfred.winkler@unaxis.com

Unaxis – a leading global high-tech corporation

Unaxis (SWX: UNAX) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Unaxis develops production systems, components, and services for high-technology products. The company's commercial activities center on protective coatings for precision tools and components (Coating Services), systems for producing vacuums and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), aerospace technology (Space Technology), as well as production equipment for solar modules. Unaxis also applies its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 billion. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.